

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2013

Via E-mail
Mr. Alexander M. Cutler
Chief Executive Officer and President
Eaton Corporation
1000 Eaton Boulevard
Cleveland, OH 44122

> **Re:** **Eaton Corporation**
> **Registration Statement on Form S-4**
> **Filed September 6, 2013**
> **File No. 333-191035**

Dear Mr. Cutler:

We have limited our review of your registration statement to those issues that we have addressed in our comments. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information that you provide in response to these comments, we may have additional comments.

General

1. We note that you are making the exchange offer in reliance on our position in no-action letters and that counsel has submitted the supplemental letter on behalf of the registrant and co-registrants. The registrant and co-registrants must submit the supplemental letter; counsel may not do so on their behalf. Please submit the required supplemental letter.

Prospectus' Outside Front Cover Page

2. Disclose on the front cover page that:

- Broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of the new securities.

- Broker-dealers who acquired the old securities as a result of market making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

3. Clarify here and throughout the registration statement, as appropriate, whether each subsidiary guarantor is 100% owned by the registrant's parent company and whether the exchange notes are guaranteed fully and unconditionally on a joint and several basis by the registrant's parent company and its subsidiary guarantors.

Forward-Looking Statements, page i

4. Delete the phrase "within the meaning of the Private Securities Litigation Reform Act of 1995" in the first sentence because the Act's safe harbor provision for forward looking statements is inapplicable to a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act.

Expiration Date; Extensions, Amendments, page 24

5. Confirm that you will disclose the approximate number of notes tendered to date with your public announcement of an extension as required by Rule 14e-1(d) under the Exchange Act.

Guarantees, page 34

6. Please clarify the specific circumstances under which the parent may be released from its guarantees.

Legal Opinions

7. Both primary counsel and local counsel should be named in the registration statement as having prepared an opinion.

Exhibit 5.2

8. Inclusion of the statement that "This opinion letter shall be interpreted in accordance with the Legal Opinion Principles issued by the Committee on Legal Opinions of the American Bar Association's Section of Business Law…" is inappropriate. Please delete.

Exhibits 5.2 and 5.3

9. We note the "solely" language and the limitation on reliance in the last paragraph of the opinion filed as exhibit 5.2 and in the penultimate paragraph of the opinion filed as exhibit 5.3. Since purchasers of the securities being registered are entitled to rely on the opinions, please revise. For guidance you may wish to refer to Section II.B.3.d. of our Staff Legal Bulletin No. 19 or SLB 19 which is available on the Commission's website.

Exhibit 5.4

10. We note the limitation on reliance in the opinion's penultimate paragraph: "…this opinion may not be (in whole or in part) used, copied or circulated by any party or for any other purpose without our written consent." As noted above, purchasers of the securities being registered are entitled to rely on the opinion. Please revise.

Exhibits 5.5 and 5.6

11. We note the "only" language and the limitation on reliance in the last paragraph of each opinion. As noted above, purchasers of the securities being registered are entitled to rely on the opinions. Please revise.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may direct questions to Edward M. Kelly at (202) 551-3728 or Craig E. Slivka at (202) 551-3729.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Via E-mail
        Richard A. Fenyes, Esq.
        Simpson Thacher & Bartlett LLP
        425 Lexington Avenue
        New York, NY 10017